March 2, 2015

ATTORNEYS AT LAW

100 North Tampa Street, Suite 2700
Tampa, FL 33602-5810
P.O. Box 3391

Tampa, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

107787-0101

Via EDGAR and email

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Rock Creek Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on February 23, 2015
File No. 000-15324

Dear Mr. Riedler:

We are writing this letter on behalf of our client Rock Creek Pharmaceuticals, Inc. (the “Company”). Set forth below is the Company’s response to the February 26, 2015 comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement referenced above (the “Proxy Statement”). The numbered item set forth below (in bold italics) expresses the comment of the Staff, and following such comment is the Company’s response (in regular type).

Proposal 2, page 27

1.	We note that you have proposed a reverse stock split. Please amend to disclose whether you have any current plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information. If not, please revise your disclosure to indicate that you have no such plans.

Response: In response to the Staff’s comment, the Company intends to revise the section of the Proxy Statement on page 28 and 29 thereof captioned “Increasing Shares Available for Equity Financings and Strategic Transactions” so that it reads as follows (such change will be included in the definitive Proxy Statement):

Increasing Shares Available for Equity Financings, Strategic Transactions, and other Corporate Purposes.

In addition to satisfying Nasdaq’s minimum bid price requirement, our Board may consider other factors in determining whether to implement a Reverse Stock Split. Our Board believes that a Reverse Stock Split can offer advantages to the Company and its stockholders apart from compliance with the Nasdaq Rules.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

March 2, 2015

For example, while the implementation of a Reverse Stock Split would not change the total number of shares of our common stock authorized for issuance, the number of shares of our common stock available for issuance following implementation of a Reverse Stock Split would increase to the extent the Reverse Stock Split reduces the outstanding number of shares of our common stock. For this reason, our Board of Directors believes that a Reverse Stock Split would provide our Company added flexibility by helping to ensure that we have sufficient authorized, unissued and otherwise unreserved shares available for financing and strategic transactions that our Company may pursue. As of February 18, 2015, of the 314,800,000 shares of common stock we are authorized to issue pursuant to our Restated Certificate of Incorporation, (i) 199,252,154 shares were issued and outstanding, (ii) 69,645,913 shares were reserved for issuance including in connection with future conversions or exercises of outstanding options and warrants and/or future issuances pursuant to separation agreements with certain of our former officers, and (iii) only 25,376,933 shares were unissued and otherwise unreserved. For additional information, see “Effect on Authorized but Unissued Shares of Common Stock” below.

  We believe that, after giving effect to the private placement that closed on January 28, 2015 and sales made through the date of this Proxy Statement under the At Market Issuance Sales Agreement that we entered into with MLV & Co. LLC on December 15, 2014 (which is referred to herein as the “sales agreement”), but without giving effect to future sales under the sales agreement (if any), we will have sufficient funds to support our operations only through March 2015. Therefore, we will need to seek additional funding to support our operations, whether through debt financing, additional equity offerings, strategic transactions (such as licensing or borrowing against intellectual property) or otherwise. However, the fact that we have only 43,901,552 unissued and otherwise unreserved shares as of February 18, 2015, together with the market price of our common stock as of the date of this Proxy Statement, significantly limits our ability to pursue any equity financing, whether by way of issuing common stock, warrants or any combination of the foregoing. Therefore, we plan to use shares that become newly available for issuance as a result of the reverse split in equity financing transactions, although the size and terms of such financing transactions and the number of shares to be used in such transactions is unknown as of the date of this Proxy Statement, as there are no agreements or understandings relating to such a transaction as of the date of this Proxy Statement. Also, there is no assurance that we will be able to successfully complete any such financing transaction. We may also use the additional shares as consideration in strategic transactions, such as licensing, partnering, or joint venture transactions, although we have no current plans to enter into any such transaction.

We may also use shares that become newly available for issuance as a result of the reverse stock split for other corporate purposes, such as future grants under the Company’s 2008 Plan. As of the date of this Proxy Statement, our 2008 Plan had 18,175,300 shares available for issuance, and at the Annual Meeting, the stockholders of the Company will be asked to vote upon a proposal to increase the number of shares available for issuance under the 2008 Plan from 45,200,000 to 60,200,000 shares, an increase of 15,000,000 shares before giving effect to the Reverse Stock Split. See “PROPOSAL 3: APPROVAL OF AN AMENDMENT TO THE 2008 INCENTIVE AWARD PLAN.” If the Company issues a material amount of shares in a financing transaction prior to the Reverse Stock Split, and such issuance results in fewer than 15,000,000 authorized but unissued shares remaining after the issuance, then a portion of the shares made newly available by the Reserve Stock Split will be needed in order to provide sufficient shares for the proposed 15,000,000-share increase to the 2008 Plan. Under the 2008 Plan, grants of stock and options have been made and will be made to executive officers, employees, and others. See “PROPOSAL 3: APPROVAL OF AN AMENDMENT TO THE 2008 INCENTIVE AWARD PLAN—Plan Benefits.” The number of newly available shares that may be necessary for such purposes is not known as of the date of this Proxy Statement and will depend on various factors, including the finally determined Reverse Stock Split ratio, the Company’s financing activities, and the market price for the Company’s stock on relevant payment dates.

Securities and Exchange Commission

March 2, 2015

The issuance of equity securities in connection with equity financing or strategic transactions, or for the other purposes described above, may result in potentially significant dilution of current stockholders’ ownership interests in the Company. Please see the discussion set forth below under the caption “Effect on Authorized But Unissued Shares of Common Stock.”

Except as described above, we have no current plans, arrangements, or understandings, to issue any of the shares that would be newly available for issuance as a result of the Reverse Stock Split.

* * * * *

Securities and Exchange Commission

March 2, 2015

In furtherance of the foregoing change, please also be advised that the Company intends to insert the following sentence in the filed definitive Proxy Statement on current page 35 of the Proxy Statement at the end of the second paragraph under the caption “Amendment to the 2008 Plan”: “Additionally, if Proposal 2 is not approved by our stockholders at the Annual Meeting, our Board of Directors reserves the right to determine that the amendment to the 2008 Plan will not become effective, in which case the 2008 Plan will remain in effect in accordance with its present terms.”

The Company also intends to change the first sentence of the last paragraph under “Plan Benefits” (on current page 37) to read as follows: “The above table does not reflect any shares that may become issuable to Drs. Mullan and Chapman under their contingent performance-based stock awards, as described above under “EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Equity Incentive Awards”, or in lieu of deferred salary, as described above under “EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Base Salary.”

As requested, attached is a written acknowledgement of the Company. If you have any questions or comments, call Curt Creely at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Attachments

cc:	Alla Berenshteyn

Bryan Pitko

U.S. Securities & Exchange Commission

Benjamin M. Dent

Rock Creek Pharmaceuticals, Inc.